April __ , 2016
Laura Nicholson
Special Counsel
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:       ThrillCorp, Inc.
             Draft  Offering Statement on Form 1-A
Filed March 29, 2016
CIK  No.  0001661226
File No. 024-10531

Dear Ms. Nicholson :
We acknowledge receipt of  comments  in your letter of  April 12, 2016 , which we have set out below, together with our responses.   The changes noted in response to comments  1  and 2  are  reflected in the  amended  Offering  Statement.
Form 1-A
Item 4. Summary Information Regarding the Offering
1.
We note that you have indicated that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit with your next amendment. Refer to Item 17(13) of Part III of Form 1-A.

ThrillCorp  intended to use, but has not used, solicitation of interest communications in connection with the proposed offering.  We have revised Form 1-A accordingly.
Offering Circular
Securities Being Offered, page 33
2.
Please tell us whether new Section 1(g) of the revised form of subscription agreement creates restrictions on transfer of the Class B Common Stock by investors. In that regard, we note the reference in that section to consent by the company to transfers “in its sole discretion.” Please also revise your offering circular to disclose any restrictions on alienability of the securities being offered. Refer to Item 14(a)(1)(x) of Part II of Form 1- A. Please also provide related risk factor disclosure, or tell us why you do not believe that this presents a material risk.

Section 1(g) of the revised form of subscription agreement creates restrictions on transfer of the Class B Common Stock by investors.  We have revised the disclosure as requested.
Notes to Financial Statements Note 5 — Commitments, page 48
3.
We note your response to our prior comment 7. Please provide your analysis as to why you believe that the agreement with EarlyShares is not a material agreement. In that regard, we note the disclosure in the notes to the financial statements regarding the consideration paid and payable under the agreement. Alternatively, please file this agreement as an exhibit with your next amendment.

The company has given notice to EarlyShares of its intention to terminate this agreement, and no further work will be performed under the contract.  The company’s management is of the opinion that there is not a substantial likelihood a reasonable investor would consider the agreement with EarlyShares to be important in making his or her investment decision.  The parties are in the process  of  negotiating payments to be made upon termination, and EarlyShares will no longer be involved in  the offering process.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP
cc :   ThrillCorp, Inc.